SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXTRA SPACE STORAGE INC.
EXTRA SPACE STORAGE LP

(Names of Subject Companies)

Extra Space Storage LP, as Issuer, and Extra Space Storage Inc., as Guarantor

(Names of Filing Persons (identifying status as offeror, issuer or other person))

3.625% Exchangeable Senior Notes due 2027

(Title of Class of Securities)

30225VAA5

(CUSIP Number of Class of Securities)

Spencer F. Kirk

Chairman and Chief Executive Officer

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

(801) 365-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Craig M. Garner, Esq.

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400
San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$87,663,000.00	$10,046.18

*                 Calculated solely for purposes of determining the filing fee. The purchase price of the 3.625% Exchangeable Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of February 29, 2012, there was $87,663,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $87,663,000.00.

**          Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,046.18	Filing Parties: Extra Space Storage LP and Extra Space Storage Inc.
Form or Registration No.: Schedule TO	Date Filed: March 1, 2012

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐Third-party tender offer subject to Rule 14d-1.

☒Issuer tender offer subject to Rule 13e-4.

☐Going-private transaction subject to Rule 13e-3.

☐Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 1, 2012 (the “Schedule TO”), by Extra Space Storage LP, a Delaware limited partnership (the “Company”), and Extra Space Storage Inc., a Maryland corporation (the “Guarantor”). This Amendment No. 1 and the Schedule TO relate to the right of each holder (the “Holder”) of the Company’s 3.625% Exchangeable Senior Notes due 2027 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 3.625% Exchangeable Senior Notes due 2027, dated March 1, 2012, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and exhibits thereto.

This Amendment No. 1 and the Schedule TO are intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The information set forth in the Put Option under the heading “12. Additional Information.” is hereby amended and restated in its entirety as follows:

12. Additional Information. The Guarantor is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company and the Guarantor have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company, the Guarantor and their financial condition, and we incorporate by reference such documents herein:

•                  The Annual Report on Form 10-K of the Guarantor for the year ended December 31, 2011; and

•                  The description of the Guarantor’s Common Stock contained in the Guarantor’s registration statement on Form 8-A filed with the SEC on August 4, 2004, including any amendments or reports filed for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

The Schedule TO to which this Issuer Repurchase Notice relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Issuer Repurchase Notice, we will amend the Schedule TO accordingly.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2012	EXTRA SPACE STORAGE INC.

	By:	/s/ Charles L. Allen
	Name:	Charles L. Allen
	Title:	Executive Vice President, Chief Legal Officer and Secretary

EXTRA SPACE STORAGE LP

	By:	ESS Holdings Business Trust I,
its General Partner

	By:	/s/ Charles L. Allen
	Name:	Charles L. Allen
	Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.625% Exchangeable Senior Notes due 2027, dated March 1, 2012, including form of Repurchase Notice and form of Withdrawal Notice.(1)

(a)(1)(B)	IRS Form W-9.(1)

(a)(5)(A)	Press release dated March 1, 2012.(1)

(b)(1)	Revolving Line of Credit Agreement between Extra Space Properties Thirty LLC as Borrower and Bank of America, N.A. as Lender, dated February 13, 2009.(2)

(b)(2)	First Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated April 9, 2009.(3)

(b)(3)	Second Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated May 4, 2009.(3)

(b)(4)	Third Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated August 27, 2010.(3)

(b)(5)	Fourth Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated October 19, 2011.(3)

(d)(1)	Indenture, dated March 27, 2007, among Extra Space Storage LP, Extra Space Storage Inc. and Wells Fargo Bank, N.A., as trustee, including the form of 3.625% Exchangeable Senior Notes due 2027.(4)

(g)	None.

(h)	None.

(1)Previously filed as an exhibit to the Schedule TO.

(2)Incorporated by reference to Extra Space Storage Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2010.

(3)Incorporated by reference to Extra Space Storage Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2012.

(4)Incorporated by reference to Extra Space Storage Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2007.